UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHEMTURA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

163893209

(CUSIP Number of Class of Securities)

Billie S. Flaherty

Executive Vice President, General Counsel and Secretary

Chemtura Corporation

199 Benson Road

Middlebury, CT 06749

(203) 573-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$300,000,000	$34,860

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $300,000,000 in aggregate of up to 13,953,488 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $21.50 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Chemtura Corporation, a Delaware corporation (“Chemtura” or the “Company”), to purchase for cash up to $300.0 million in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price of not less than $21.50 nor greater than $24.50 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated October 31, 2014 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Chemtura Corporation. The addresses and telephone number of the issuer’s principal executive offices are 1818 Market Street, Suite 3700, Philadelphia, Pennsylvania 19103 and 199 Benson Road, Middlebury, Connecticut 06749, (203) 573-2000.

(b) The subject securities are Shares of Chemtura Corporation. As of October 15, 2014, there were 86,159,932 Shares issued and outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Chemtura Corporation. The address and telephone number of Chemtura is set forth under Item 2(a) above. The names and business address of the directors and named executive officers of Chemtura are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — Material U.S. Federal Income Tax Consequences” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of Chemtura set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) There are no material pending legal proceedings relating to the Offer. The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated October 31, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 31, 2014.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 31, 2014.

(a)(1)(F)	Summary Advertisement, dated October 31, 2014.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Chemtura Corporation on October 31, 2014.*

(a)(5)(B)	Press release issued by Chemtura Corporation on October 31, 2014.*

(b)	None.

(d)(1)	2009 Chemtura Corporation Management Incentive Program (incorporated by reference to Exhibit 10.1 to Chemtura Corporation’s Form 10-Q for the period ended June 30, 2009).

(d)(2)	Employment Agreement, dated as of November 9, 2010, between Craig Rogerson and Chemtura Corporation (incorporated by reference to Exhibit 10.1 to Chemtura Corporation’s November 12, 2010 8-K).

(d)(3)	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Craig Rogerson and Chemtura Corporation (incorporated by reference to Exhibit 10.2 to Chemtura Corporation’s March 3, 2011 8-K).

(d)(4)	Employment Agreement, dated as of November 9, 2010, between Stephen Forsyth and Chemtura Corporation (incorporated by reference to Exhibit 10.2 to Chemtura Corporation’s November 12, 2010 8-K).

(d)(5)	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Stephen Forsyth and Chemtura Corporation (incorporated by reference to Exhibit 10.3 to Chemtura Corporation’s March 3, 2011 8-K).

(d)(6)	Employment Agreement, dated as of November 9, 2010, between Billie Flaherty and Chemtura Corporation (incorporated by reference to Exhibit 10.3 to Chemtura Corporation’s November 12, 2010 8-K).

(d)(7)	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Billie Flaherty and Chemtura Corporation (incorporated by reference to Exhibit 10.4 to Chemtura Corporation’s March 3, 2011 8-K).

(d)(8)	Employment Agreement, dated as of November 9, 2010, between Chet Cross and Chemtura Corporation (incorporated by reference to Exhibit 10.17 to Chemtura Corporation’s Form 10-K for the year ended December 31, 2010).

*	Previously filed.

Exhibit Number	Description

(d)(9)	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Chet Cross and Chemtura Corporation (incorporated by reference to Exhibit 10.1 to Chemtura Corporation’s Form 10-Q for the period ended September 30, 2014).

(d)(10)	Employment Agreement, dated as of November 9, 2010, between Alan Swiech and Chemtura Corporation (incorporated by reference to Exhibit 10.18 to Chemtura Corporation’s Form 10-K for the year ended December 31, 2010).

(d)(11)	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Alan Swiech and Chemtura Corporation (incorporated by reference to Exhibit 10.2 to Chemtura Corporation’s Form 10-Q for the period ended September 30, 2014).

(d)(12)	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.1 to Chemtura Corporation’s November 12, 2010 8-K).

(d)(13)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.2 to Chemtura Corporation’s November 12, 2010 8-K).

(d)(14)	Chemtura Corporation EIP Settlement Plan (incorporated by reference to Exhibit 99.2 to Chemtura’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 9, 2010).

(d)(15)	Chemtura Corporation Emergence Award Plan (incorporated by reference to Exhibit 99.3 to Chemtura’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 9, 2010).

(d)(16)	Chemtura Corporation 2010 Short Term Incentive Plan (incorporated by reference to Exhibit 10.24 to Chemtura Corporation’s Form 10-K for the year ended December 31, 2010).

(d)(17)	Chemtura Corporation 2012 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to Chemtura’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 21, 2012).

(d)(18)	Chemtura Corporation Clawback Policy (incorporated by reference to Exhibit 99.1 to Chemtura Corporation’s December 13, 2012 Form 8-K).

(d)(19)	2012 Management Incentive Plan (incorporated by reference to Exhibit 10.27 to Chemtura Corporation’s Form 10-K for the year ended December 31, 2013).

(d)(20)	2013 Management Incentive Plan (incorporated by reference to Exhibit 10.28 to Chemtura Corporation’s Form 10-K for the year ended December 31, 2013).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2014	CHEMTURA CORPORATION

	By:	/s/ Alan Schutzman
		Name:	Alan Schutzman
		Title:	Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated October 31, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 31, 2014.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 31, 2014.

(a)(1)(F)	Summary Advertisement, dated October 31, 2014.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Chemtura Corporation on October 31, 2014.*

(a)(5)(B)	Press release issued by Chemtura Corporation on October 31, 2014.*

(b)	None.

(d)(1)	2009 Chemtura Corporation Management Incentive Program (incorporated by reference to Exhibit 10.1 to Chemtura Corporation’s Form 10-Q for the period ended June 30, 2009).

(d)(2)	Employment Agreement, dated as of November 9, 2010, between Craig Rogerson and Chemtura Corporation (incorporated by reference to Exhibit 10.1 to Chemtura Corporation’s November 12, 2010 8-K).

(d)(3)	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Craig Rogerson and Chemtura Corporation (incorporated by reference to Exhibit 10.2 to Chemtura Corporation’s March 3, 2011 8-K).

(d)(4)	Employment Agreement, dated as of November 9, 2010, between Stephen Forsyth and Chemtura Corporation (incorporated by reference to Exhibit 10.2 to Chemtura Corporation’s November 12, 2010 8-K).

(d)(5)	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Stephen Forsyth and Chemtura Corporation (incorporated by reference to Exhibit 10.3 to Chemtura Corporation’s March 3, 2011 8-K).

(d)(6)	Employment Agreement, dated as of November 9, 2010, between Billie Flaherty and Chemtura Corporation (incorporated by reference to Exhibit 10.3 to Chemtura Corporation’s November 12, 2010 8-K).

(d)(7)	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Billie Flaherty and Chemtura Corporation (incorporated by reference to Exhibit 10.4 to Chemtura Corporation’s March 3, 2011 8-K).

(d)(8)	Employment Agreement, dated as of November 9, 2010, between Chet Cross and Chemtura Corporation (incorporated by reference to Exhibit 10.17 to Chemtura Corporation’s Form 10-K for the year ended December 31, 2010).

*	Previously filed.

Exhibit Number	Description

(d)(9)	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Chet Cross and Chemtura Corporation (incorporated by reference to Exhibit 10.1 to Chemtura Corporation’s Form 10-Q for the period ended September 30, 2014).

(d)(10)	Employment Agreement, dated as of November 9, 2010, between Alan Swiech and Chemtura Corporation (incorporated by reference to Exhibit 10.18 to Chemtura Corporation’s Form 10-K for the year ended December 31, 2010).

(d)(11)	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Alan Swiech and Chemtura Corporation (incorporated by reference to Exhibit 10.2 to Chemtura Corporation’s Form 10-Q for the period ended September 30, 2014).

(d)(12)	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.1 to Chemtura Corporation’s November 12, 2010 8-K).

(d)(13)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.2 to Chemtura Corporation’s November 12, 2010 8-K).

(d)(14)	Chemtura Corporation EIP Settlement Plan (incorporated by reference to Exhibit 99.2 to Chemtura’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 9, 2010).

(d)(15)	Chemtura Corporation Emergence Award Plan (incorporated by reference to Exhibit 99.3 to Chemtura’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 9, 2010).

(d)(16)	Chemtura Corporation 2010 Short Term Incentive Plan (incorporated by reference to Exhibit 10.24 to Chemtura Corporation’s Form 10-K for the year ended December 31, 2010).

(d)(17)	Chemtura Corporation 2012 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to Chemtura’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 21, 2012).

(d)(18)	Chemtura Corporation Clawback Policy (incorporated by reference to Exhibit 99.1 to Chemtura Corporation’s December 13, 2012 Form 8-K).

(d)(19)	2012 Management Incentive Plan (incorporated by reference to Exhibit 10.27 to Chemtura Corporation’s Form 10-K for the year ended December 31, 2013).

(d)(20)	2013 Management Incentive Plan (incorporated by reference to Exhibit 10.28 to Chemtura Corporation’s Form 10-K for the year ended December 31, 2013).

(g)	None.

(h)	None.